Exhibit 99.1
STATS CHIPPAC LTD. AND SUBSIDIARIES
SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2004
In thousands of U.S. Dollars

			STATS
	STATS		ChipPAC	Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509
Marketable securities	—	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	13,002	66,326	3,719	(525,508)	2,623
Other receivables	8,022	70	7,620	863	238	—	16,813
Inventories	19,916	—	23,868	4,572	6,334	—	54,690
Prepaid expenses and other assets	32,971	1,525	273	740	3,327	—	38,836

Total current assets	563,087	196,733	46,739	162,734	48,396	(525,508)	492,181
Marketable securities	18,097	—	—	—	24	—	18,121
Prepaid expenses	7,072	—	5,224	—	—	—	12,296
Property, plant and equipment, net	391,523	4,912	199,234	176,780	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	1,816	118,358	1,456	—	125,830
Goodwill	—	—	312,758	102,591	106,040	2,209	523,598
Other assets	34,614	487	23,018	184	5,570	—	63,873

Total assets	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,957	$2,314	$41,448	$2,148	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	9,610	8,268	13,728	—	51,638
Accrued operating expenses	36,773	8,307	4,382	6,953	7,484	—	63,899
Income taxes payable	—	13	1,555	450	20	—	2,038
Short-term borrowings	—	—	19,874	—	—	—	19,874
Amounts due to affiliates	4,941	173	50,205	437,110	33,216	(525,508)	137
Current obligations under capital leases	805	—	6,782	—	—	—	7,587
Current installments of long-term debt	137,107	—	—	—	17,300	—	154,407

Total current liabilities	207,611	10,811	133,856	454,929	86,462	(525,516)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	—	10,771
Long-term debt, excluding current installments	399,182	200,000	—	—	42,993	—	642,175
Other non-current liabilities	268	—	35,792	10,189	4,113	—	50,362

Total liabilities	607,061	210,811	180,419	465,118	133,568	(525,516)	1,071,461

Minority interest	—	—	—	—	—	40,891	40,891
Issued shares	298,233	991	—	—	81,535	(82,526)	298,233
Additional paid-in capital	1,507,854	291,795	614,115	429,405	353,997	(1,689,554)	1,507,612
Accumulated other comprehensive loss	(2,860)	(5,993)	12,492	—	4,417	(10,916)	(2,860)
Accumulated earnings (deficit)	(643,877)	(292,670)	(218,237)	(333,876)	(148,501)	993,526	(643,635)

Total shareholders’ equity	1,159,350	(5,877)	408,370	95,529	291,448	(789,470)	1,159,350

Total liabilities and shareholder’s equity	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
In thousands of U.S. Dollars

			STATS
	STATS		ChipPAC	Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$462,697	$9,703	$148,382	$259,785	$83,382	$(194,828)	$769,121
Cost of revenues	(390,673)	(203)	(130,630)	(243,295)	(73,690)	194,951	(643,540)

Gross profit (loss)	72,024	9,500	17,752	16,490	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,877	7,682	3,271	25,862	5,273	—	84,965
Research and development	10,811	1,047	2,933	1,952	894	—	17,637
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Other general expenses (income), net	(618)	121	—	33	(44)	44	(464)

Total operating expenses	53,070	8,850	277,938	116,982	98,254	44	555,138

Operating income (loss)	18,954	650	(260,186)	(100,492)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	59	3,596	123	(7,131)	4,430
Interest expense	(19,173)	(2,875)	(1,399)	(10,944)	(1,556)	7,131	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,915)	881	118	—	(1,122)
Equity income (loss) from investment in subsidiaries	(472,535)	(67,882)	—	(87,677)	—	628,094	—
Other non-operating income, net	(675)	12	11	(542)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(3,244)	(94,686)	(1,057)	628,094	(26,444)

Income (loss) before income taxes	(465,861)	(70,086)	(263,430)	(195,178)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(6,500)	(515)	997	—	(7,894)

Loss before minority interest	(467,723)	(70,100)	(269,930)	(195,693)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	—	(3,828)	(3,828)

Net income (loss)	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)

STATS CHIPPAC LTD. AND SUBSIDIARIES
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004
In thousands of U.S. Dollars

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	17,008	37,312	29,638	(44)	188,683
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	—	(486)	—	—	11,437
Loss from early debt extinguishment	266	—	—	531	—	—	797
Foreign currency exchange loss (gain)	(516)	—	—	—	(314)	—	(830)
Deferred income taxes	9,145	—	6,204	461	(805)	—	15,005
Minority interest in income (loss) of subsidiary	—	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	—	87,677	—	(628,094)	—
(Gain) loss on sale and maturity of marketable securities	503	—	—	—	34	—	537
Others	1,162	127	—	(193)	(32)	(35)	1,029
Changes in operating working capital:
Accounts receivable	3,670	—	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	(1,171)	6,976	15,986	198,387	4,427
Inventories	(77)	—	(632)	(314)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	(2,459)	2,683	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	3,506	(14,644)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	94	191,182	8,415	(198,387)	(1,699)

Net cash provided by operating activities	$(150,085)	$(438)	$24,354	$213,421	$49,365	$—	$136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(45)	(510)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(14,049)	—	—	—	4,680	16,577	7,208
Purchases of property, plant and equipment	(172,320)	(1,090)	(35,893)	(24,434)	(81,225)	27,388	(287,574)
Others, net	20,926	33	133	3,011	4,014	(27,388)	729

Net cash used in investing activities	$(154,557)	$(1,456)	$(35,805)	$(21,711)	$(67,872)	$16,577	$(264,824)

Cash Flows From Financing Activities
Repayment of short-term debt	$(50,000)	$—	$—	$—	$(22,006)	$—	$(72,006)
Repayment of long-term debt	—	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	—	—	1,968
Proceeds from issuance of convertible and senior notes, net of expenses	210,458	—	—	—	—	—	210,458
Repurchase of senior and convertible notes	(18,083)	—	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	—	49,604	—	107,620
Decrease in restricted cash	—	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(1,727)	(2,663)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	$192,301	$—	$6,289	$(178,227)	$20,765	$—	$41,128

Net decrease in cash and cash equivalents	$(112,341)	$(1,894)	$(5,162)	$13,483	$2,258	$16,577	$(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year/period	297,165	2,427	7,138	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509